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## 2020 Biolabs

Our mission is to develop and commercialize blood tests that aid in prevention and detection of cancers and chronic diseases that are affordable, accurate, and easily accessible. ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

| Raised | Days Left |
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| **$0** | **59** |

| Launch | $10,000 Min | $700,000 Max |
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| ✓ | 2 | 3 |

Overview | Team | About | Communication Channel | Updates

## Business Description

**Highlights:**

1. 20/20 Biolabs develops and commercializes AI powered lab tests for the early detection and prevention of cancers and chronic diseases.
2. We are currently a leader in the Multi-Cancer Early Detection (MCED) market. MCEDs are expected to be part of routine screenings over the next 5 years likely becoming a multi-billion market in the U.S..
3. Sales were approximately $1.8 million in 2024, a 23% increase over 2023.
4. Among the top performers in a 2024 NCI study comparing the performance of dozens of MCEDs .
5. New longevity blood test to be launched in the 2$^{nd}$ Quarter of this year.
6. Signed a merger agreement in April 2025 with a public company that is expected to close in in the 3$^{rd}$ Quarter of 2025 after which our shares would be tradable on Nasdaq
7. Ranked #134 on 2023 Inc. 5000 list of the "Fastest Growing Companies in America" (#1 in Maryland).
8. Utilize technology from Abbott Diagnostics and Roche Diagnostics for our multi-cancer and longevity blood tests .
9. Giant Food, the largest supermarket chain in the Washington, D.C. region, is now promoting our MCED and making blood collections available at their pharmacies
10. Multiple issued or allowed patents in the U.S. and East Asia (available in Downloads section).

Hundreds of companies are currently providing investors with a chance to **buy** their stock through equity crowdfunding portals like this one but very few are providing their investors with **a near-term pathway to sell those shares** when they are ready to do so. On April 11, 2025 we announced a merger agreement with Longevity Health Holdings (Nasdaq: XAGE). If certain contingencies are met, we expect to close the merger in the 3$^{rd}$ Quarter of this year. That would permit our shareholders to buy and sell their stock following a customary lock-up period. The combined company expects to double its fiscal year 2025 anticipated revenue from approximately $3-4 million to approximately $7-8 million and expects to make further strategic acquisitions of fast-growing companies with innovative solutions for biomarkers, bio-aesthetics, and bio-nutrition. Our collective mission will be to enable *Healthy Aging, Inside & Out.* ™

We are so confident of our plan to become a public company in the near term that if we fail to do so the notes will mature and we will be required to repay your investment plus interest in accordance with the notes (See financing terms below). For more information regarding the merger, the terms of the merger agreement and related matters, please review the proxy statement/prospectus of Longevity as filed with the SEC and available through this link.

## Our Story

One of the first clinical labs to enter the fast-growing Multi-Cancer Early Detection (MCED) market, we feature a high quality, affordable blood test that outperforms other competitive technologies.

The survival rate for many types of cancer significantly improves when treatment is started early, following detection at early stages before the cancer has spread to distant organs. Unfortunately, screening is common for only a small number of tumor types (breast, colon, prostate, cervix) but not for many deadly cancers such as those of the lung, liver, pancreas, and ovaries.



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## Security Type:

**Convertible Note**

**Annual Interest Rate**

**15.0%**

**Discount Rate**

**80%**

**Maturity Date**

**July 18, 2027**

**Post Money Valuation:**

**N/A**

**Investment Bonuses!**

For investments of $1,000+ investors receive complimentary either (i) OneTest for Cancer (Premium) or (ii) two OneTest for Longevity (at 3-month intervals)

**Regulatory Exemption:**

**Regulation Crowdfunding – Section 4(a)(6)**

**Deadline:**

**July 18, 2025**

**Minimum Investment Amount:**

**$500**

**Target Offering Range:**

**$10,000-$700,000**

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

**Form C Submission**

Since cancer does not discriminate by income or region, we believe that making tests affordable and accessible is as important as making them accurate. Simply put, new and innovative cancer tests should be made affordable and available to everyone who is at risk for developing this dreaded disease.

Leading global venture funds have invested in 20/20 Biolabs (formerly 20/20 GeneSystems)—now it's your opportunity to join them.

## Our Mission

Our mission is to make blood tests that aid in the early detection of cancer available to every adult through offering tests that are better, more affordable, and easier to access than anything else on the market. We make these tests available to everyone so we can help people detect and treat cancers early, ultimately leading to better cancer outcomes and saving lives.

We accomplish this mission by using AI and real-world data to improve upon well established and widely used biomarkers like CEA, AFP, and PSA. This allows us to keep the costs of running our tests low because our reagents are readily available and commonly used around the world. The data from these tests can then easily be plugged into our state-of-the-art algorithms to improve their accuracy and provide personalized cancer risk assessments.

All testing is performed in a tightly regulated CLIA licensed, CAP accredited, high complexity laboratory with an exemplary record of compliance. Our lab personnel are very experienced running tests in a high throughput environment, and our state-of-the-art laboratory testing instruments enable us to turn results around rapidly.

We are committed to further research not only to improve our currently available cancer tests but to add new and innovative tests to our menu in the future. We will use the same spirit of innovation that drove us in the journey to OneTest Premium in order to continue to enhance our cancer offerings and soon launch new cutting-edge tests including capillary blood collection techniques and tests that aid in healthy aging and longevity.

## Problem



**The Problem** with Competing MCED Tests



Many earlier stage cancers can be missed.



The cost is nearly $1,000.



Large volumes of blood are required, which cannot easily be collected at home or retail locations.

## Solution

## Our Solution & Competitive Advantages

**OneTest for Cancer is an MCED centered on measurements of the levels of antigens that tend to rise early in tumor development.** It is based on a testing approach that is near-universal throughout East Asia. Each year, many adults in Japan, Korea, and China visit "Health Check-up" Centers where their nearly four-hour physical exam almost always includes an assessment of circulating tumor antigens. 20/20 Biolabs has developed and validated AI powered algorithms utilizing real-world outcome data from tens of thousands of previously tested individuals.

## Business Model

## How We Make Money?

**2023 and early 2024 shows significant Cancer Testing revenue growth while our costs of customer acquisition are dropping.**

● Revenue Growth ● Customer Acquisition Cost

$

Q1 | 2023    Q2 | 2023    Q3 | 2023    Q4 | 2023    Q1 | 2024

*Chart shows basic trends

We have a line of sight to profitability, but we also seek to grow our top line. Our major markets are employers and consumer-initiated tests (CIT) although a growing number of physician groups are embracing our product, especially those focusing on preventative and lifestyle medicine.

## Market Projection



In June 2021, the company Grail launched their *Galleri* test, a multi-cancer early detection (MCED) blood test based on circulating tumor DNA (ctDNA). Three months later, Grail was acquired by Illumina for over $7 billion in cash and stock. Another company, Thrive, was acquired by Exact Sciences in 2020 for $2.15B. Since then, leading medical authorities, such as *New York Times* bestselling author of *Outlive*, Peter Attia, MD have embraced and encouraged this new screening paradigm. Almost $100 million in *Galleri* tests were sold in 2023. Securities analyst Puneet Souda estimates the MCED market will eventually generate $50 billion in annual sales.



Passage of this bill is a top 2025 priority for the American Cancer Society and many other disease advocacy organizations.

## Huge, Exponential Market

The MCED market, of which 20/20 Biolabs is among the early entrants in the U.S., is huge and growing exponentially. While not guaranteed, we estimate that these tests will yield billions of dollars in annual revenue worldwide by 2030. (Other analysts project a market as large as $50 billion)

### U.S. Multi Cancer Early Detection Market
2020 – 2030 (USD Million)

**$30B**

$216.3M $231.3M
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

*source

A bill in Congress, reintroduced in February 2025, and endorsed by the American Cancer Society, and with more than half of all members as co-sponsors would accelerate Medicare coverages of MCEDs. 20/20 Biolabs has engaged with the lead sponsor of that bill, as well as the Congressional Budget office, and believes that due to our price point, we may be positioned to be among the first to obtain national coverage.

Another bill reintroduced in Congress in 2025 would provide $700 million to screen firefighters with MCEDs. This trend of federal funding is trickling down into the states as well, as millions of dollars in grants to provide firefighters with multi-cancer screening tests are popping up across the country. Maryland, Vermont, New Jersey, New Hampshire, and Oklahoma have each already kicked off their own MCED screening grant programs for firefighters in their states.

Until now, fire departments have been our main focus on the employer side due to their increased cancer risk and our drive to serve the first responder community. However, we will begin to focus on employers in different sectors this year. Employee wellness is a growing aspect of companies, and we will tap into that market by becoming involved in large company HR / health and wellness plans.

Our CIT market is another very exciting aspect of our business. We have shown rapid CIT growth year over year, and we expect that trend to continue. As more people learn about MCEDs through the buzz being created by the government to focus on them, people getting these tests and spreading the word, and our marketing efforts, we expect the market to continue to grow. We anticipate our new capillary collected blood tests to grow out the D2C market even further. This will give people access to testing at the pharmacy counter and expand the availability of our test nationwide through adding more testing locations, thus adding to the convenience of the sample collection aspect of this test. In April of 2025 a pilot with Giant Food, the largest supermarket chain in the Washington, D.C. region was announced.

To review, the demand for MCEDs is increasing as this type of testing becomes more accepted as a routine part of an annual physical. Every adult middle aged and above would likely benefit from using MCEDs like OneTest, and that opens the door for a very large segment of the population to order our tests.

## Competition



Using robotic analyzers with biomarker detection kits that are mass produced to meet demand in East Asia permits us to offer our tests at a fraction of the costs of ctDNA. Furthermore, our test sensitivity for many earlier stage cancers is superior to that reported by our leading competitors. Additionally, proteins and other biomarkers in OneTest can be detected in fingerstick quantities of capillary blood permitting these tests to be accessed without the need for phlebotomists.

Our primary competition in the MCED arena is Grail and other companies seeking to deploy tests based on sequencing of circulating tumor DNA (ctDNA). There are **three key disadvantages** of ctDNA testing that our proteomic based (measurement of tumor antigens) approach overcomes:

# OneTest™
# Competitive Advantage

 ### Detection of Earlier Stage Cancers

Based on available evidence from our company, its collaborators, and the scientific literature, tumor antigens and markers of inflammation tend to be more detectable in earlier stage cancers than ctDNA.

 ### Cost

Since the biomarkers in OneTest are used to screen tens of millions of individuals throughout East Asia, our costs to run them are lowered due to automation and economies of scale.

 ### Ease of Access

We require much less blood than competing ctDNA based tests permitting us to use various pain-free fingerstick-like devices that can collect blood at retail locations or at-home without the need for a professional phlebotomist.

## Traction & Customers

# How Does
# OneTest™ Work?

*"OneTest is exactly what we've been searching for — a simple, accessible tool that allows us to bring equitable cancer screening to the veterans who need it most, especially those in rural and underserved areas. After resulting over 350 OneTests, I'm confident in its ability to detect cancers earlier, identify those at risk, and ultimately improve survival outcomes. This test has become a game-changer in our mission, and we're beyond grateful to finally get it into the hands of our heroes who've waited far too long for this level of care."*

 Dr. Sheri Boucher, Vice President and Co-Founder of the HunterSeven Foundation, 32-year Air Force Veteran, Cancer Survivor.
March 27, 2025

## Investors

# The Right Investment at the Right Time

Our Merger Agreement is set to close by third quarter 2025 (if the contingencies are met) at which time we would be a public company. If unexpected delays or market downturns prevent us from being a public company within 24 months investors will receive the return of their investment plus interest at an annual rate of 15% in accordance with the terms of note within 18 months investors can get their money back with above market interest rates (10%).

# Our Roadmap

20/20's test menu will expand significantly with the addition of OneTest for Longevity, used to track inflammatory biomarkers over time while offering lifestyle changes to lower chronic inflammation in the The combined is expected to reach $7-8 million in revenues and will grow further with strategic acquisitions.

# Use of Your Investment

This community round, our fourth in as many years, is mainly a bridge to a much larger strategic investment we expect to close before the end of the first half of this year. Proceeds from this round will mainly be used to advance sales and marketing with about 20% being used for research and development. Current R&D involves AI algorithm improvements and validation of finger and upper arm capillary collection so that consumers can easily access our tests at their local pharmacy (and eventually at home).

## Terms

*20/20 Biolabs, Inc. is offering securities in the form of Convertible Notes. A convertible note is a debt instrument used by emerging growth companies and startups that converts into equity during a future funding round or upon a merger, acquisition, or public listing, typically offering investors a discount and/or valuation cap to determine their share allocation. Below are the terms of 20/20 Biolabs Convertible Note:*

**Type of Security:** Convertible Promissory Notes ("Notes").

**Minimum Raise Amount:** $10,000

**Maximum Raise Amount:** $700,000

**Maturity Date:** 24 months from the loan date.

**Discount:** 20%

**Interest Rate:** 15.0%

**Repayment.** Unless otherwise converted, all unpaid principal, together with all unpaid and accrued interest, shall be due and payable withing ten (10) days after the Maturity Date (as defined below).

**Interest Rate.** Interest shall accrue on the outstanding principal amount of the Notes from the Loan Date until payment in full, which interest shall be payable at the rate of fifteen percent (15%) per annum or the maximum rate permissible by Maryland law, whichever is less. Such interest shall be calculated based on a 365-day year for the actual number of days elapsed.

**Maturity Date.** Unless the Notes have been pre-paid or previously converted, the entire outstanding principal balance and all unpaid accrued interest shall be repaid within ninety (90) days of written demand from the holder; provided, however, that such written demand may not occur prior to the date that is twenty-four (24) months from Loan Date (the "Maturity Date").

**Prepayment.** The obligations under the Notes may not be pre-paid by Company without the prior written consent of the holders of a majority of the then outstanding principal amount of the Notes.

**Application of Payments.** Any payments shall be applied first to accrued interest, and thereafter to the outstanding principal balance.

**Conversion.**

**(a) Automatic Conversion Upon Stock Exchange Listing.** If, prior to repayment or conversion of the Notes, the Company's (or a successor to the Company's) shares are listed on a national securities exchange, including, without limitation, through a firm underwritten initial public offering, merger, reverse merger, or direct-listing (the "Public Company Stock"), all of the principal and accrued interest then outstanding under the Notes shall be automatically converted, without any action by the holders, into a number of shares of Public Company Stock equal to the number that results from the following equation: dividing (i) all of the principal and accrued interest then outstanding under the Notes by (ii) a conversion price equal to (A) eighty percent (80%) of the price per share of the Public Company Stock sold to the public by the underwriters at the closing of the initial public offering, or (B) in the event of a merger, reverse merger, or direct-listing, the volume weighted average price of the Public Company Stock during the five (5) trading days following such merger, reverse merger, or direct-listing. For the avoidance of doubt, our planned merger with Longevity Health Holdings, Inc. and any similar business combination will constitute a merger for purposes of this provision and will trigger the automatic conversion of the Notes as described herein.

**(b) Conversion Upon Qualified Financing.** If, prior to repayment or conversion of the Notes, the Company consummates a financing transaction whereby any equity or equity-linked securities of the Company are sold to investors in exchange for cash in which the Company receives gross proceeds of at least four million dollars ($4,000,000) (including the conversion of the Notes) (a "Qualified Financing"), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the Notes shall be automatically converted, without any action by the holders, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing.

**(c) Optional Conversion at non-Qualified Financing.** If, prior to repayment or conversion of the Notes, the Company consummates a financing transaction whereby any equity or equity-linked securities of the Company are sold to investors in exchange for cash in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

*The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by July 18, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.*

# Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



**Jonathan Cohen**
CEO
Background
      Mr. Cohen is the founder of our company and has served as Chief Executive Officer, President, and a director since its inception. He is a co-inventor of two of our most successful products, OneTest and BioCheck, and has led their commercial launch and sales. He has spearheaded license, research, technology transfer, investment, and sales and marketing agreements with Fortune 500 companies such as Eastman Kodak, Abbott Diagnostics, Johnson & Johnson, IBM, and Ping An. Mr. Cohen has also been a leading advocate in Annapolis, MD, and on Capitol Hill on behalf of small and emerging biotechnology and diagnostics companies. Before founding our company, Mr. Cohen was patent and general counsel for Ventana Medical Systems Inc. and Oncor Inc. He has a Master of Science Degree in Biotechnology from Johns Hopkins University and a law degree from American University.



**Michael Lebowitz**
Ph.D., Chief Scientific Officer
Background
      Dr. Lebowitz has served as Chief Scientific Officer since January 2020, previously Director of Research & Development from 2009-2012. Concurrently, he is CSO at Athanor Biosciences. He has over 30 years of research experience, including 22 years in industry and over 18 years in research management. Dr. Lebowitz has been directly involved in launching six laboratory-developed tests and establishing two CLIA-certified labs. He holds a Ph.D. from Johns Hopkins University School of Medicine, completed a fellowship in immunology there, and is an adjunct faculty member at Johns Hopkins University and the University of Maryland, Baltimore County.

**Jiming Zhou**
Ph.D., Chief Operation Officer
Background
      Dr. Zhou has over 20 years of healthcare and biotech industry experience. He began his academic career as an associate professor at Sichuan University in China and conducted extensive research at the University of Iowa. He transitioned to industrial R&D in 2005, leading major pharmaceutical projects and managing multiple clinical labs. Dr. Zhou previously co-founded Firefox Pharmaceuticals and Fairfax Medical Consulting. He received his Ph.D. in Biology from Sichuan University.

**John Compton**
Ph.D., Board Chair
Background
      Dr. Compton has served as Chairman of the Board since July 2016. He has over 30 years of experience in the development and application of molecular biological techniques to answer questions about genetics and epidermal differentiation and has authored more than 80 publications in the field. Dr. Compton served as vice-president of BioReference Laboratories from 2007 to 2013. Previously, Dr. Compton was founder, and served as scientific director and co-president of GeneDx Inc, from 2000 to 2006, the assets of which were acquired by BioReference Laboratories (now part of Opko) in September 2006. Dr. Compton also serves as Mayor of the Town of Washington Grove, MD (2000-2008, 2018-present), on the Board of Directors of Quertle Inc. and chairs the Boards of the non-profit BlackRock Center for the Arts and the Pinkney Center for Science and Technology at Montgomery College Germantown Campus. Dr. Compton holds B.S. degrees in Physics and Biology from the Massachusetts Institute of Technology, received his Ph.D. from the University of California, Berkeley, in Biophysics, and was a Staff Scientist at the NIAMS, National Institutes of Health, Bethesda, from 1991-2000. In 2003, he was awarded the Entrepreneur of the Year award by the Technology Council of Maryland.

**Ron Baker**
Chief Business Officer
Background
      Mr. Baker has extensive experience in clinical research, operations, technical sales, marketing, and business development within oncology laboratory services. Prior to joining 20/20, he held executive positions at Roche Diagnostics, Roche Clinical Labs, and SGS Life Sciences. Mr. Baker earned his BS in Biology from Loyola University.

| | |
|---|---|
| **Company Name** | **Incorporation Type** |
| **2020 Biolabs** | **C-Corp** |
| **Location** | **State of Incorporation** |
| **15810 Gaither Road** | **07/05/2022** |
| **Suite 235** | |
| **Gaithersburg, Maryland 20877** | **Date Founded** |
| **Number of Employees** | **May 1, 2000** |
| **20** | |

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